

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Hope Stawski
President and Chief Executive Officer
Amphitrite Digital Incorporated
6501 Red Hook Plaza, Suite 201-465
St. Thomas, Virgin Islands, U.S., 00802

> **Re: Amphitrite Digital Incorporated**
> **Registration Statement on Form S-1**
> **Filed November 7, 2023**
> **File No. 333-275379**

Dear Hope Stawski:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023 letter.

Registration Statement on Form S-1

Unaudited Pro Forma Consolidated Financial Information, page 62

1. We understand that your pro forma balance sheet is intended to give effect to the proposed acquisition of Paradise Group of Companies (PGC) and the offering, as if these events occurred on September 30, 2023, although you also include an adjustment indicating you intend to repay a note payable that arose in connection with your acquisition of Paradise Adventures, LLC, (PA) earlier in the year, as referenced in Note A on page 70. However, unless the counterparty is intending to return cash that had been paid as interest on the loan, we do not see support for the related adjustments described in Note B on page 70 and Note L on page 71, to remove interest expense previously recorded and to restore the associated cash expenditure. Please revise your pro forma balance sheet accordingly.

2. We note that in response to prior comment 5 you present details of management's adjustments depicting the synergies you believe you will realize upon completion of the acquisitions of PA and PGC. Please revise your tables on pages 73 and 75 to present accurate summations of management's adjustments.

    Please also revise your reconciliations as necessary to begin with the pro forma net loss amounts that are presented in your pro forma statements of operations. For example, the pro form net loss amounts for the nine months ended September 30, 2023 do not presently agree.

3. On the pro forma statement of operations for the nine months ended September 30, 2023 you include an adjustment to decrease interest expense by $1.553,065; however, this amount does not agree to details included in the note for pro forma adjustment M.

    Please revise pro forma adjustment M or the associated disclosures as necessary to resolve this inconsistency.

    You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Brenda Hamilton